

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Rodman Schley
Chief Executive Officer and Chief Financial Officer
EvolveX Equity Fund, LLC
7491 Kline Drive
Arvada, CO 80005

> **Re: EvolveX Equity Fund, LLC**
> **Post-Qualification Amendment No. 3 to Form 1-A**
> **Filed February 8, 2023**
> **File No. 024-11892**

Dear Rodman Schley:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification No. 3 to Form 1-A Filed February 8, 2023

Exhibit 1A-11 Consent

1. We note that the audit report was issued by Assurance Dimensions of Margate, Florida, while the auditor consent was issued by McNamara and Associates, PLLC of Tampa, Florida. Please advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Victor Rivera Melendez at 202-551-4182 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Nicholas Antaki